SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13D-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Response Biomedical Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

76123L105

(CUSIP Number)

June 21, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      Rule 13d-1(b)

      Rule 13d-1(c)

      Rule 13d-1(d)

CUSIP No. 76123L105	13G	Page 2 of 5 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Othmar Iseli
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 5,625,000
	6	Shared Voting Power
	7	Sole Dispositive Power 5,625,000
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,625,000
10	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row 9 8.9%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 76123L105	13G	Page 3 of 5 Pages

Item 1 (a)	Name of Issuer:
Response Biomedical Corp.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8
Item 2 (a)	Name of Person Filing: Othmar Iseli
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
via ai Ronchi 7, 6948 Porza, Switzerland
Item 2 (c)	Citizenship: Switzerland
Item 2 (d)	Title of Class of Securities: Common Shares, without par value
Item 2 (e)	CUSIP Number:
76123L105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 76123L105	13G	Page 4 of 5 Pages

Item 4.	Ownership.
(a)	Amount beneficially owned:
5,625,000 common shares, of which 1,875,000 shares are issuable pursuant to warrants expiring on June 18, 2006 at a price per share of Cdn$1.15.
(b)	Percent of Class:
8.9%
(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

          5,625,000

(ii)    Shared power to vote or direct the vote:

(iii)   Sole power to dispose or to direct the disposition of:

          5,625,000

(iv)    Sole power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 76123L105	13G	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Othmar Iseli _____________________________________ Othmar Iseli Date: October 3, 2006